Exhibit 99.1

TO ALL STOCK EXCHANGES

BSE LIMITED

NATIONAL STOCK EXCHANGE OF INDIA LIMITED

NEW YORK STOCK EXCHANGE

December 11, 2025

Dear Sir/Madam,

Sub: Buyback of equity shares of Infosys Limited (the “Company”) by way of the tender offer route

Re: Completion of extinguishment of 100,000,000 (Ten Crore) equity shares of face value of ₹5 each (“Equity Shares”) of the Company

Pursuant to the public announcement dated November 7, 2025, published on November 10, 2025 (the “Public Announcement”) and the letter of offer dated November 18, 2025 (the “Letter of Offer”), the tendering period for the Buyback of Equity Shares of the Company opened on Thursday, November 20, 2025, and closed on Wednesday, November 26, 2025 (both days inclusive).

In accordance with the provisions of Regulation 24(iv) of the Securities and Exchange Board of India (Buy-Back of Securities) Regulations, 2018, as amended (the “Buyback Regulations”), the following are the details of the Equity Shares bought back by the Company and extinguished:

Equity share capital before the said extinguishment (Number of Equity Shares)*	Number of Equity Shares extinguished	Equity share capital after the said extinguishment (Number of Equity Shares) #
4,15,44,01,349	100,000,000	4,05,46,24,409

*	As on the Record Date of the Buyback i.e., November 14, 2025.
#	Inclusive of 2,23,060 Equity Shares, allotted pursuant to exercise of RSUs.

The terms used but not defined in this letter shall have the same meaning as assigned in the Public Announcement and the Letter of Offer.

In accordance with Regulation 11(iv) of the Buyback Regulations, we have enclosed a copy of the certificate dated December 9, 2025, issued as per Regulation 11(iii) of the Buyback Regulations relating to the above extinguishment of 100,000,000 Equity Shares, as Annexure A.

The above information is also available on the Company’s website at www.infosys.com.

This is for your information and records.

Yours sincerely,

For Infosys Limited

/s/ A.G.S. Manikantha

A.G.S. Manikantha

Company Secretary

Membership No: A21918

INFOSYS LIMITED CIN: L85110KA1981PLC013115 44, Infosys Avenue Electronics City, Hosur Road Bengaluru 560 100, India T 91 80 2852 0261 F 91 80 2852 0362 investors@infosys.com www.infosys.com

Annexure A

December 09, 2025

CERTIFICATE OF EXTINGUISHMENT OF EQUITY SHARES BOUGHT BACK BY

INFOSYS LIMITED (THE “COMPANY”)

The certificate is being issued pursuant to the requirements of Regulation 11 of Securities and Exchange Board of India (Buy-Back of Securities) Regulations, 2018, as amended (‘Buyback Regulations’).

Pursuant to the Public Announcement dated November 07, 2025 published on November 10, 2025, and Letter of Offer dated November 18, 2025, the tendering period for the buy-back of fully paid-up equity shares of face value of ₹5 (Rupees Five) each (the ‘Equity Shares’) from the equity shareholders I beneficial owners of Equity Shares as on the record date i.e. Friday, November 14, 2025, on a proportionate basis by way of the tender offer route as prescribed under the Buyback Regulations, through stock exchange mechanism opened on Thursday, November 20, 2025 and closed on Wednesday, November 26, 2025 (both days inclusive) (the ‘Tendering Period’).

The following are the details of the Equity Shares bought back by the Company during the said Tendering Period and extinguished/ destroyed.

A.	The equity shares extinguished in dematerialized form are as under

Name of the Depository	DP Name and DP ID	Client ID	Date of Extinguishment	No. of Equity Shares Extinguished
National Securities Depository Limited - NSDL	Kotak Securities Limited IN300214	27962577	December 4, 2025	10,00,00,000

B.	The details of equity shares extinguished in physical form: No equity shares were tendered in physical form, and therefore, no Equity Shares were extinguished in physical form.

C.	The total equity shares extinguished are as under:

Total Number of Equity Shares Extinguished (A + B)	10,00,00,000

This is to certify that the above Equity Shares of the Company were extinguished in compliance with the provisions of Regulation 11 of the Buyback Regulations and Securities and Exchange Board of India (Depository and Participants) Regulations, 2018 as amended and the by-laws framed thereunder.

This is for your information and records.

INFOSYS LIMITED CIN: L85110KA1981PLC013115 44, Infosys Avenue Electronics City, Hosur Road Bengaluru 560 100, India T 91 80 2852 0261 F 91 80 2852 0362 investors@infosys.com www.infosys.com

For Infosys Limited	For Infosys Limited

/s/ Nandan M. Nilekani	/s/ Salil Parekh
Nandan M. Nilekani	Salil Parekh
Chairman and Non-Executive	Managing Director & CEO
and Non-Independent Director	DIN: 01876159
DIN: 00041245	Place: USA
Place: Bengaluru

For Makarand M. Joshi & Co.	For KFin Technologies Limited
Company Secretaries	Registrar to the Buyback
ICSI UIN: P2009MH007000
Peer Review Cert. No.: 6832/2025

/s/ Makarand M Joshi	/s/ C Shobha Anand
Makarand M Joshi	Name: C Shobha Anand
Partner	Designation: Vice President
FCS: 5533	Place: Hyderabad
COP: 3662
Place: Mumbai

Enclosure:

•	Confirmation from the National Securities Depository Limited regarding the extinguishment of equity shares held in dematerialized form

INFOSYS LIMITED CIN: L85110KA1981PLC013115 44, Infosys Avenue Electronics City, Hosur Road Bengaluru 560 100, India T 91 80 2852 0261 F 91 80 2852 0362 investors@infosys.com www.infosys.com

National Securities Depository Limited

Ref: II/CA/COM/123099/2025	December 04, 2025

Mr. Manikantha A.G.S

Company Secretary & Compliance Officer

Infosys Limited

Plot No. 44, Electronics City

Hosur Road

Bangalore - 560100

Sub : Buy-back (tender offer)

Dear Sir,

As per the corporate action(s) executed by your R&T Agent/Registry Division viz; KFIN TECHNOLOGIES LIMITED.. , Equity Shares were credited/debited to the account(s) in the NSDL system, details of which are given below:

ISIN	ISIN Description	D/C	Records	Quantity	Execution Date
INE009A01021	INFOSYS LIMITED EQ FV RS 5	Debit	1	100,000,000.000	04/Dec/2025

You may contact your R&T Agent/ Registry Division for further details in this regard.

Your faithfully,

Rakesh Mehta

Vice President

Digitally Signed By

Name: RAKESH M MEHTA

Date: 04/12/2025 14:26:07

Reason: Authentication

Location: NSDL, Mumbai

3rd - 7th Floor, Naman Chambers, Plot C32, G - Block, Bandra Kurla Complex, Bandra (E), Mumbai - 400 051, India

Tel.: 91-22-69448400 | CIN- L74120MH2012PLC230380 | Email: Info@nsdl.com | Web: www.nsdl.co.in